DBRS FORM NRSRO

EXHIBIT 4

January 2020

Organizational Structure

DBRS Morningstar

January 2020

Exhibit 4A - Organization of DBRS, Inc., Holding Companies and Material Affiliates


Morningstar, Inc. (US)
Morningstar Ratings Holding Corp. (US)
DBRS, Inc. (US) *
Morningstar Credit Ratings, LLC (US) *
Ratings Acquisition Corp. (Cayman)
AAA UK Holding Co. Limited (UK)
AAA UK Acquisition Co. Limited (UK)
DBRS Limited (Canada)
DBRS Ratings Limited (UK)
DBRS Ratings GmbH (Germany)
DBRS Ratings GmbH (Madrid Branch Office)

*On July 2, 2019, Morningstar, Inc., the parent of Morningstar Credit Ratings, L.L.C. (MCR), completed its acquisition of DBRS, Inc. (DBRS). At that time, each of DBRS and MCR was registered with the U.S. Securities and Exchange Commission (SEC) as a nationally recognized statistical rating organization (NRSRO). DBRS and MCR are in the process of integrating their credit rating services under the brand name DBRS Morningstar.

On November 15, 2019, MCR filed an amendment to its Form NRSRO with the SEC withdrawing its NRSRO registration effective December 30, 2019. Also on that date, DBRS filed an amendment to its Form NRSRO with the SEC to identify MCR as a credit rating affiliate of DBRS, in which capacity MCR operates today. Credit ratings determined by MCR on financial institutions (e.g., banks), corporate issuers and asset-backed securities on, before or after December 30, 2019 (and not previously withdrawn) are now deemed issued by DBRS in accordance with DBRS's Form NRSRO and, thereby, retain their status as NRSRO ratings.

For information on the integration of DBRS and MCR credit rating procedures and methodologies, please see Exhibit 2 to DBRS's Form NRSRO, which can be found at https://www.dbrs.com/regulatory/.

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure


President, Credit Ratings
Head of Credit Operations
Head of Analytics Products *
Head of Human Resources & Planning *
Head of Business Development *
Head of Finance *
Head of Internal Audit & Global Enterprise Risk Management
Head of Credit Business Strategy Canada
Head of Credit Business Strategy United States
Group Managing Director Global Corporates
Group Managing Director Structured Finance
Group Managing Director Financial Institutions & Sovereign
Chief Credit Officer Credit Standards

* In addition to reporting to the President of DBRS, Inc., this role has a reporting line to Morningstar, Inc.

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure


Chief Financial Officer
Morningstar, Inc.
Chief Revenue Officer
Morningstar, Inc.
Head of Talent & Culture
Morningstar, Inc.
Chief Technology Officer
Morningstar, Inc.
Head of Finance
Head of Business Development
Head of Human Resources
& Planning
Head of Analytics Products
Head of Internal Audit &
Global Enterprise
Risk Management

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure


President, Credit Ratings
Group Managing Director Global Corporates
Project Finance
Infrastructure Finance
Real Estate & Public Finance
Industrials
Consumer, Communications, Retail & Media
Corporate Research & Analysis
Energy/ Banking
Group Managing Director Global Financial Institutions & Sovereign
Financial Institutions
Non-Banking Financial Institutions
Sovereign
Group Managing Director Global Structured Finance
Structured Credit
Asset-Backed Securities
Residential Mortgage Backed Securities
Commercial Mortgage Backed Securities
Covered Bonds
Surveillance
Canadian Structured Finance
Operational Risk
Default Modeling

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure


General Counsel
Morningstar, Inc.
Chief Legal Counsel
Chief Compliance Officer
General Counsel
Canada
General Counsel
Europe
Global Regulatory Counsel
Canada
Regional Compliance Officer
Madrid
Designated Compliance Officer
New York
Regional Compliance Officer
Toronto
Global Internal Controls
New York
Policies & Procedures
New York

Exhibit 4C – Subsidiaries of Morningstar, Inc.

The information below is presented as of September 13, 2019. Except as specifically indicated below, Morningstar, Inc. holds, directly or indirectly, a 100% interest in each entity listed below. Some inactive subsidiaries have been omitted.

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Subsidiary	Jurisdiction of Formation	Subsidiary	Jurisdiction of Formation
Corporate Fundamentals, Inc.	Delaware	Morningstar India Private Limited (14)	India
DBRS, Inc. (1)	Delaware	Morningstar Investment Adviser India Private Limited (2)	India
Morningstar Global LLC	Delaware	Morningstar Italy, S.R.L. (7)	Italy
Morningstar Investment Management LLC	Delaware	Ibbotson Associates Japan K.K. (2)	Japan
Morningstar Investment Services LLC (2)	Delaware	Morningstar Korea, Ltd.	Korea
Morningstar Ratings Holding Corp.	Delaware	Morningstar Luxembourg SARL (7)	Luxembourg
Morningstar Research Services LLC	Delaware	Investigaciones MS Mexico, S. de R.L. de C.V. (7)	Mexico
Pitchbook Data, Inc.	Delaware	Servicios MStar Global, S. de R.L. de C.V. (7)	Mexico
Morningstar Commodity Data, Inc.	Illinois	Morningstar Europe, B.V. (15)	The Netherlands
Morningstar Credit Ratings, LLC	Pennsylvania	Morningstar Holland, B.V. (16)	The Netherlands
Ibbotson Pty Limited (3)	Australia	MStar Holdings C.V.	The Netherlands
Morningstar Investment Management Australia Limited (4)	Australia	Morningstar Research Limited (5)	New Zealand
Morningstar Australasia Pty Limited (5)	Australia	Morningstar Norge AS (7)	Norway
Morningstar Direct Investments (6)	Australia	Morningstar Investment Adviser Singapore Pte Limited (11)	Singapore
Morningstar Group Australia Pty Limited (7)	Australia	Morningstar Research Pte Limited (11)	Singapore
Morningstar Brazil Financial Information Ltda. (7)	Brazil	Morningstar Research (Proprietary) Limited (7)	South Africa
DBRS Limited (1)	Canada	Morningstar Investment Management South Africa (Pty) Limited (2)	South Africa
Morningstar Associates, Inc. (8)	Canada	Morningstar Europe Services, S.L. (7)	Spain
Morningstar Canada Group, Inc. (7)	Canada	Morningstar Network, S.L. (7)	Spain
Morningstar Research, Inc. (8)	Canada	Morningstar HoldCo AB (7)	Sweden
Fund Votes Research Ltd. (9)	Canada	Morningstar Sweden AB (17)	Sweden
Ratings Acquisition Corp (10)	Cayman Islands	Morningstar Switzerland GmbH (7)	Switzerland
Servicios Morningstar Chile Ltd. (7)	Chile	Morningstar Research Thailand Limited	Thailand
Morningstar (Shenzhen) Ltd. 11)	China	Morningstar (Dubai) Ltd. (7)	United Arab Emirates
Morningstar Danmark A/S (12)	Denmark	AAA UK Holding Co. Limited (18)	United Kingdom
Morningstar Danmark Holding Aps (7)	Denmark	AAA UK Acquisition Co. Limited (19)	United Kingdom
Morningstar France Holding SAS (7)	France	DBRS Ratings Limited (1)	United Kingdom
Morningstar France Fund Information SARL (13)	France	Morningstar Investment Management Europe Limited (2)	United Kingdom
Morningstar Investment Consulting France SAS (13)	France	Morningstar Europe, Ltd. (7)	United Kingdom
DBRS Ratings GmgH (1)	Germany	Morningstar U.K., Ltd. (7)	United Kingdom
Morningstar Deutschland GmbH (7)	Germany	Morningstar Real-Time Data Limited (20)	United Kingdom
Morningstar Asia, Ltd. (7)	Hong Kong	Pitchbook Data Limited (21)	United Kingdom
Morningstar Investment Management Asia Limited (2)	Hong Kong		

Exhibit 4C – Subsidiaries of Morningstar, Inc.

The information below is presented as of September 13, 2019. Except as specifically indicated below, Morningstar, Inc. holds, directly or indirectly, a 100% interest in each entity listed below. Some inactive subsidiaries have been omitted.

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(1) AAA UK Acquisition Co. Limited owns 100%.

(2) Morningstar Investment Management LLC owns 100%.

(3) Morningstar Australasia Pty Limited owns 100%.

(4) Ibbotson Pty Limited owns 100%.

(5) Morningstar Direct Investments owns 100%.

(6) Morningstar Group Australia owns 100%.

(7) Morningstar Holland B.V. owns 100%.

(8) Morningstar Canada Group, Inc. owns 100%.

(9) Morningstar Research, Inc. owns 100%.

(10) Morningstar Ratings Holding Corp. owns 100%.

(11) Morningstar Asia, Ltd. owns 100%.

(12) Morningstar Danmark Holdings Aps owns 100%.

(13) Morningstar France Holding SAS owns 100%.

(14) Corporate Fundamentals, Inc. owns 100%.

(15) MStar Holdings C.V. owns 100%.

(16) Morningstar Europe, B.V. owns 100%.

(17) Morningstar HoldCo AB owns 100%.

(18) Ratings Acquisition Corp owns 100%.

(19) AAA UK Holding Co. Limited owns 100%.

(20) Morningstar U.K., Ltd. owns 100%.

(21) Pitchbook Data, Inc. owns 100%.